	FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION	OMB APPROVAL
/ /	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	Washington, DC 20549 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP	OMB NUMBER: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response...0.5

	(Print or Type Responses)	Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1. Name and Address of Reporting Person *	2. Issuer Name and Ticker or Trading Symbol		6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
Brass Eagle Inc. (XTRM)
Schmidt C. Miles			X Director 10% Owner
(Last) (First) (Middle)	3. I. R. S. Identification Number of Reporting	4. Statement for Month/Day/Year	Officer (give title below) Other (specify below)
	Person, if an entity (Voluntary)	October 30, 2002
2280 Greenlawn Dr.
(Street)		5. If Amendment, Date of	7. Individual or Joint/Group Reporting
Troy OH 45373-4312		Original (Month/Day/Year)	(check applicable line)
(City) (State) (Zip)			X Form Filed by one Reporting Person
Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security	2. Transaction Date	2A. Deemed	3. Transaction Code		4. Securities Acquired (A) or Disposed			5. Amount of Securities	6. Ownership	7. Nature of
(Instr. 3)	(Month/Day/Year)	Execution Date,	(Instr.8)		of (D) (Instr. 3, 4 and 5)			Beneficially Owned Following	Form: Direct	Indirect
		If any						Reported Transactions(s)	(D) or Indirect	Beneficial
		(Month/Day/Year)				(A) or		(Instr. 3 and 4)	(Instr. 4)	Ownership
			Code	V	Amount	(D)	Price			(Instr.4)
Brass Eagle Inc.	October 29, 2002		A		385	A	*	2,125	D
Common Stock

*    Given to reporting person as compensation for serving on Board of Directors.

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts calls warrants options, convertible securities)
1. Title of	2. Conversion	3. Transaction Date	3A. Deemed	4. Transaction		5. Number of		6. Date Exercisable and		7. Title and Amount		8. Price of	9. Number of	10. Ownership	11. Nature
Derivative	or Exercise	(Month/Day/Year)	Execution	Code		Derivative Securities		Expiration Date		of Underlying Securities		Derivative	Derivative	Form of	of Indirect
Security	Price of		Date, if any	(Instr. 8)		Acquired (A) or		(Month/Day/Year)		(Instr. 3 and 4)		Security	Securities	Derivative	Beneficial
(Instr. 3)	Derivative		(Month/Day/			Disposed of (D)						(Instr.5)	Beneficially	Securities:	Ownership
	Security		Year)			(Instr. 3, 4 and 5)							Owned	Direct (D) or	(Instr.4)
													Following	Indirect (I)
											Amount		Reported	(Instr. 4)
											or		Transaction(s)
								Date	Expiration		Number		(Instr. 4)
				Code	V	(A)	(D)	Exercisable	Date	Title	of Shares

Explanation of Responses:

/s/ C. Miles Schmidt	October 30, 2002
** Signature of Reporting Person	Date

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*  If the form is filed by more than one reporting person, see Instruction 4(b)(v).
** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Last update:  09/05/2002